[LOGO] IP Timberlands, Ltd.


[Illustration No. 1]


1994 Midyear Review

                           Front Cover Page


Consolidated Statement of Earnings (unaudited)

                                         Six Months Ended      Year Ended
                                              June 30         December 31
In thousands, except per unit data        1994       1993            1993

Revenues
Stumpage sales
  International Paper                 $ 88,313   $ 84,621       $ 185,372
  Unaffiliated parties                  57,497     43,656         119,934
Forestland sales                        48,792     53,508         107,954
Other income, net                        3,967      4,844          12,774

  Total revenues                       198,569    186,629         426,034

Operating Costs and Expenses
Depletion
  International Paper                    5,016      4,770          10,126
  Unaffiliated parties                   5,879      4,511          11,835
Cost of forestlands sold                 5,821      9,850          12,780
Amortization of roads                    1,058      1,085           2,180
Forest operations                       18,961     17,712          38,190
General and administrative              10,213     10,813          20,359
Property and severance taxes             8,665      8,329          16,612

  Total operating costs and expenses    55,613     57,070         112,082

Operating Earnings                     142,956    129,559         313,952
Interest Income                          6,537      6,505          12,159

General Partners' Interest in IPTO      (1,495)    (1,361)         (3,261)

Net Partnership Earnings              $147,998   $134,703        $322,850

Earnings per Class A Unit             $   2.58   $   2.46        $   5.94

Consolidated Balance Sheet (unaudited)

                                           June 30     December 31
In thousands                                  1994            1993

Assets
Current Assets
Cash and temporary investments,
 at cost, which approximates market     $   11,226      $    6,782
Notes receivable--International Paper      354,702         276,146
Due from International Paper                 9,620
Accounts and notes receivable               23,041          37,279

  Total current assets                     398,589         320,207

Notes Receivable                             2,310           1,872
Forestlands                                738,428         736,685
Roads, net of accumulated amortization
 of $46,450 (1994) and $46,747 (1993)       34,275          35,269

Total Assets                            $1,173,602      $1,094,033
Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued
 liabilities                            $      415      $      431
Due to International Paper                                   3,825
Accrued property and severance taxes         8,769           5,577
Customer advance payments                    4,638           2,725

  Total current liabilities                 13,822          12,558
Lease Obligations                            1,493           1,567
General Partners' Interest in IPTO          34,048          33,264
Partners' Capital
  General partners                          33,097          32,321
  Limited partners                       1,091,142       1,014,323
Total Liabilities and Partners'
 Capital                                $1,173,602      $1,094,033

Consolidated Statement of Cash Flows (unaudited)

                                      Six Months Ended      Year Ended
                                           June 30         December 31
In thousands                           1994         1993          1993

Operating Activities
Net Partnership earnings          $ 147,998    $ 134,703     $ 322,850
Noncash items
  Depletion                          10,895        9,281        21,961
  Cost of forestlands sold            5,821        9,850        12,780
  Amortization of roads               1,058        1,085         2,180
  Other, net                          1,434        1,858         2,786
Changes in current assets
 and liabilities
  Accounts and notes receivable      13,800       29,035        18,875
  Due to International Paper        (13,445)     (17,553)       (7,567)
  Customer advance payments           1,913          880        (1,601)
  Other, net                          3,102        4,414         1,174

  Cash provided by operations       172,576      173,553       373,438

Investment Activities
Investment in forestlands and
 roads                              (18,463)     (32,080)      (53,741)
Loans to International Paper       (172,396)    (155,726)     (328,226)
Repayment of loans by
 International Paper                 93,840       87,314       348,444

Cash used for investment
 activities                         (97,019)    (100,492)      (33,523)

Financing Activities
Distributions to partners of
 IPT and IPTO                       (71,113)     (71,114)     (339,763)

Change in Cash and Temporary
 Investments                          4,444        1,947           152
Cash and Temporary Investments
  Beginning of the period             6,782        6,630         6,630

  End of the period               $  11,226     $  8,577     $   6,782

To Our Unitholders

Demand and pricing remained strong during the first half of 1994, leading to continued favorable operating performance for IP Timberlands, Ltd. (IPT). Revenues for the first six months were $199 million compared with $187 million for the same period last year. Earnings for the period were $148 million or $2.58 per Class A Unit compared with $135 million or $2.46 per Class A Unit in 1993.

  A 10 percent increase in the Partnership's average stumpage prices for the first half of 1994 was the principal reason for the increase in sales revenues. Additionally, harvest volumes were four percent higher than in the prior year. In our Southern region, revenues remained high on the strength of record sawlog pricing early in the year. In the West, sawlog prices averaged 13 percent higher than 1993 levels, reflecting the continued harvesting constraints on public land in this region. Sharply higher spruce-fir sawlog prices in the Northeast, reflecting strong lumber markets, more than offset a decline in the harvest volume caused by wet spring weather.

  Partnership forestland sales were $49 million for the first half of the year, $5 million lower than 1993 levels. Approximately one third of the revenue from these sales was allocable to the Class A Units, representing the trees on this land that would have been harvested during the remainder of the Initial Term.

  Our outlook for the remainder of 1994 is favorable. While average stumpage prices have softened slightly as we enter the third quarter, we remain optimistic that prices will continue at favorable levels for the remainder of the year. Harvest volumes should match first-half levels.


/s/ John A. Georges
John A. Georges
Chairman and Chief Executive Officer


/s/ Edward J. Kobacker
Edward J. Kobacker
President

July 29, 1994


Financial Highlights (unaudited)

                                      1994                           1993
                         Six Months Ended      Quarter       Six Months Ended     Quarter
In millions, except per
  unit data                    June 30     First  Second           June 30      First  Second

Total Revenues                 $   199     $ 110  $   89            $  187      $ 103  $   84
Net Partnership Earnings           148        82      66               135         75      60
Earnings Allocated to Class A
 Limited Partners                  120        69      51               114         65      49
Per Class A Unit
  Earnings                        2.58      1.49    1.09              2.46       1.41    1.05
  Distributions                   1.44       .72     .72              1.44        .72     .72
Operating Cash Flow
  Attributable to Class
   A Units                         131        74      57                88         32      56
Total Class A Unit
 Distributions Declared        $    67     $  33  $   34            $   67      $  33  $   34
Weighted Average Class A
 Units Outstanding                  46        46      46                46         46      46

IP Timberlands, Ltd.
Two Manhattanville Road
Purchase, NY 10577

Bulk Rate
U.S. Postage
Paid
New York, NY
Permit No. 3164

Partnership Information

IPT Class A Units

Ownership of the Class A Unit generally entitles the holder to share in 95 percent of the net cash flow and earnings generated from the sale of trees harvested during the Initial Term of the Partnership (1985-1999).

Thereafter, the majority of the benefit goes to the Class B unitholders, with the Class A unitholders' share reduced to four percent of total Partnership activities, which include reforestation and land management costs as well as stumpage sales. The general partners' share is one percent.

Less than six years remain in the Initial Term of the Partnership. Because of this, and due to the decrease in the share of earnings when the Initial Term of the Partnership expires, Class A unitholders should expect the market price of Class A Units to begin to decrease well before December 31, 1999. However, at that time, Class A unitholders will be entitled to any cash remaining in the Primary Account. Net liquid assets in that account totaled $5.00 per Class A Unit at June 30, 1994. Any actual amount distributed will depend on future cash flows and the Partnership's distribution policy.

Distributions

In July, IPT declared a $.72 per Class A Unit distribution, payable on August 15, 1994, to unitholders of record on July 29, 1994. The Board of Directors of IP Forest Resources Company reviews IPT's distribution level on a quarterly basis, evaluating projected future cash flows and operating and capital requirements. The distribution is maintained at a conservative level to avoid undue volatility.

Investor Services

  For change of address, lost certificates or distribution checks, or change in registered ownership, write or call:

Chemical Bank
Shareholder Services Department
450 West 33rd Street
New York, N.Y. 10001

Within the U.S., call 1-800-851-9677.
Outside the U.S., call collect 0-212-613-7427.

  For a copy of available financial information or to have your name added to our mailing list, call 1-800-634-8050 or write to the Investor Relations Department at Partnership headquarters.

  To obtain a "Fax on Demand" of current financial data and basic
Partnership information, call 1-800-851-4FAX. This service is available on a 24-hour basis.

                              Back Cover


                APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

     Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from this EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

    DESCRIPTION OF OMITTED                       LOCATION OF GRAPHIC
       GRAPHIC OR IMAGE                           OR IMAGE IN TEXT
   ------------------------                     ---------------------

Illustration of forester holding a              Illustration No. 1 appears on
seedling tree with a forest background.         the cover page of EX-13.